Mail Stop 3720

September 22, 2006

Mr. W. Benjamin Moreland
Executive Vice President
  and Chief Financial Officer
Crown Castle International Corp.
510 Bering Drive
Suite 600
Houston, TX 77057

> **RE: Crown Castle International Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2006**
> **and June 30,2006**
> **File No. 001-16441**

Dear Mr. Moreland:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 31

Compensation Charges Related to Stock Awards, page 44

1.   Refer to your discussion of restricted stock awards in the bottom carry over paragraph of page 22 of your Form 10-Q for the quarter ended June 30, 2006 where you state that awards result in forfeiture in the event the common stock does not achieve the performance market target. According to both SFAS 123 and SFAS 123(R), which you adopted on January 1, 2006, a market condition is not considered to be a vesting condition and an award is not deemed to be forfeited (as the term is used in the standards) solely because a market condition is not satisfied. Please revise your disclosures to clarify your treatment of common stock awards that do not reach market performance targets.

2.   In that regard, we note that non-cash compensation charges recognized for your 2003, 2004, and 2005 restricted stock grants were less than the amounts calculated at the grant dates, even though it appears that accelerated vesting levels had been fully reached. Please advise or revise your treatment as appropriate.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 55

3.   Refer to the second paragraph of page 21, which indicates that you are exposed to fluctuations in foreign currency exchange rates and that you do not typically hedge this risk. See Item 305(a) of Regulation S-K and provide separate quantified disclosure for your foreign currency market risk. Select from one of the three alternatives provided in Item 305(a). If the exposure is not material, see General Instruction 5B of Paragraphs 305(a) and 305(b) and demonstrate to us how you assessed your risk.

Consolidated Statement of Operations and Comprehensive Income (Loss), page 59

4.   Disaggregate "other income (loss)" section as required by Rules 5-03(b)7, 8, 9, and 13 of Regulation S-X. Separately state material amounts on the face of the consolidated statement of operations or the notes, clearly indicating the nature of the transactions out of which the items arose. Items which should be separately disclosed include: interest income, interest expense, gain/loss on extinguishment of debt, dividends on preferred stock classified as liabilities, equity in earnings of unconsolidated subsidiaries and other material items as necessary.

Notes to Consolidated Financial Statements, page 62

1. Basis of Presentation and Summary of Significant Accounting Policies, page 62

Revenue Recognition, page 66

5.   Refer to the last paragraph on page 66 where you discuss your revenue
        recognition policy with regard to arrangements with multiple deliverables. We
        note your criteria that undelivered items must have stand-alone value to the
        customer in order to be accounted for separately. Please revise your disclosure to
        clarify whether your policy requires that the delivered item have value to the
        customer on a standalone basis in order to be accounted for separately. See
        paragraph 9(a) of EITF 00-21.

6.   In that regard, based on your overview discussion on page 6, and your discussion
        of network services revenues on page 32, it appears that your network services
        revenue is primarily from project management related to the installation of
        customer's equipment and antennas on your towers and such services are
        "generally pursued at the request of a customer in order to facilitate (y)our leasing
        activities". Tell us in detail how you considered the guidance in EITF 00-21 in
        evaluating the relationship between these installation services and on-going site
        rental services and determining whether they represent separate units of
        accounting.

7. Long-term Debt, page 79

7.   Refer to the bottom carryover paragraph of page 79 and tell us how much of the
        $48,873,000 set aside to fund reserve accounts pursuant to the Indenture for the
        Asset Entities relates to potential environmental remediation costs. Explain to us
        your consideration of the guidance of SAB Topic 5Y and tell us why you have not
        included detailed disclosure of any such environmental liabilities in your financial
        statements and Management's Discussion and Analysis. In that SAB, we clearly
        state that we believe that environmental liabilities typically are of such
        significance that <u>detailed</u> disclosures regarding judgments and assumptions
        underlying the recognition and measurement of the liabilities are necessary to
        prevent the financial statements from being misleading and to inform readers fully
        regarding the range of reasonably possible outcomes that could have a material
        effect on a registrant's financial condition, results of operations, or liquidity.
        Among the disclosures called for in the SAB are as follows:

        • Circumstances affecting the reliability and precision of loss estimates;

        • The extent to which unasserted claims are reflected in any accrual or may
          affect the magnitude of the contingency;

- Whether, and to what extent, losses may be recoverable from third parties;

- The contribution of other parties;

- The period in which claims for recovery may be realized;

- The likelihood that claims for recovery may be contested;

- The financial condition of third parties from which recovery is expected;

- The timing of payments of accrued and unrecognized amounts;

- The material components of the accruals and significant assumptions underlying estimates;

- The recurring costs of managing hazardous substances and pollutions in ongoing operations;

- Capital expenditures to limit or monitor hazardous substances or pollutants;

- Mandated expenditures to remediate previously contaminated sites;

- Other infrequent or non-recurring clean-up expenditures that can be anticipated, but which are not required in the present circumstances;

- Disaggregated disclosure that describes accrued and reasonably likely losses with respect to particular environmental sites that are individually material;

- The consequences on amounts accrued and the range estimates for investigations and remediations that are in different stages with respect to individual sites.

Form 10-Q for Fiscal Quarter Ended June 30, 2006

8.	We note that you have filed an amendment to revise your Section 302 certifications but did not include the entire body of the report with the amendment. Please amend your Form 10-Q to provide the entire report along with your updated certifications.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director